22004783

SEC Mail Processing

FEB 22 2022

Washington, DC

ON

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-34261

PUBLIC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Excel Securities & Associates Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Canal View Blvd Suite 204
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Lanzisera (Name) 585-424-1234 (Area Code – Telephone Number) joe@excelsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davie Kaplan CPA PC.
(Name – if individual, state last, first, and middle name)

1000 First Federal Plaza (Address) Rochester (City) NY (State) 14614 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 0986 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

CONFIDENTIAL

OATH OR AFFIRMATION

I, Joseph Lanzisera, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President + CEO

[signature]
Notary Public

CHRISTINE LANZISERA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LA6133849
Qualified in Monroe County
My Commission Expires: 9/19/2025

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2021, and the related statements of operations, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Excel Securities & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza Rochester, New York 14614
Tel: 585-454-4161 Fax: 585-454-2573 www.daviekaplan.com

EXCEL SECURITIES & ASSOCIATES, INC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS	
Current Assets:	
Cash and Cash Equivalents	$820,484
Commissions Receivable	60,000
Prepaid Income Taxes	3,153
	883,637
Securities Owned (At Market Value):	
Marketable Securities	296,440
Property and Equipment:	
Furniture and Office Equipment	574,510
Less: Accumulated Depreciation	540,443
	34,067
Other Assets:	
Shareholder Loan	26,000
Right of Use Asset - Operating Lease	462,742
	488,742
Total Assets	**$1,702,886**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Notes Payable	$25,000
Current Portion Operating lease	24,653
Accounts Payable	34,653
Accrued Expenses	288,057
Accrued NYS & FedTax Liability	7,018
	379,381
Non Current Liabilities:	
Deferred Tax Liability	12,232
Operating Lease Liability, Net of Current Portion	464,295
	476,527
Total Liabilities	855,908
Stockholders' Equity:	
Capital Stock	105,823
Paid in Capital	91,600
Retained Earnings	649,555
Total Equity	846,978
Total Liabilities and Stockholders' Equity	**$1,702,886**

The accompanying notes to the financial statements are an integral part of this statement

EXCEL SECURITIES & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities (the Company) was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc. The Company is a registered broker dealer and registered investment advisor with the SEC, catering to individual Investors, investment managers and advisory professionals. The Company is a member of the FINRA and SIPC.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. Our revenue is generated from executing security transactions made on behalf of customers. Generally, our performance obligation begins when we receive trade instructions and is satisfied upon execution of the trade, and revenue is recognized on a point in time basis. Commission revenue (12b-1 fees) is also received for account supervision, which is recognized over time.

The following is a breakdown of commissions recognized on a point in time basis, and commissions recognized over time:

a.	Commissions recognized on a point in time basis	= $1,067,836
b.	Commissions revenue(12b-1) recognized over time	= $ 633,118
	Total Commissions as on Statement of Operations	= $1,700,954

1. <u>SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)</u>

Revenue is also derived from account supervision and from advisory and administration fees, which is recognized over time.

The Company does not carry customers' accounts, nor holds securities for customers.

<u>Income Taxes</u>

Deferred taxes or tax benefits are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The Company evaluates income tax positions for uncertainty to determine any tax positions that may not be fully sustained upon examination by taxing authorities. Management has determined that the Company has no uncertain tax positions.

The Company utilizes Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, "Income Taxes". Under this accounting method, income taxes are provided for the tax effects of transactions reported in the financial statements. They consist of taxes currently due plus deferred taxes related primarily to accelerated tax deprecation and unrealized gain or loss from securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

<u>Cash</u>

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $250,000.

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with maturities of three months or less, to be cash equivalents.

<u>Property and Equipment</u>

Furniture and office equipment is stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred, and replacements of significant items are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which range from five to sixteen years.

<u>Advertising</u>

Advertising costs are charged to operations when incurred.

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Concentration of Credit Risk

The Company maintains deposits at financial institutions which may, at times, exceed the federally insured amount.

Management's Review of Subsequent Events

The Company evaluates events occurring between the end of the most recent calendar year and February 16, 2022, the date the financial statements were available to be issued.

Management's Review of Marketable Securities

Certain securities held by the Company are carried at market value and gain or losses from the securities are reported on a mark-to-market basis.

The Company adopted FASB ASC Topic 820, "Fair Value Measurements and Disclosures", as it applies to financial assets and liabilities on January 1, 2008. FASB ASC Topic 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets in market active, inputs other than quoted prices that are observable and market corroborated inputs which are derived principally from or corroborated by observable market date.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

2. COMMITEMENT AND CONTINGENCIES

Operating Lease

Effective January 1, 2019, the Company adopted FASB 2016-02 and 2018-11 and has

2. COMMITEMENT AND CONTINGENCIES CONTINUED

Operating Lease continued

accordingly recognized a right-of-use asset and a lease liability for the operating lease on its balance sheet.

The Company utilized 3% as it's incremental borrowing rate to discount the lease payments.

The Company leases its office space under a month to month lease arrangement with a current monthly lease payment of $2,953. Included in the lease agreement is a rent schedule as outlined below. However, in April of 2021 the agreement was modify whereby the landlord waived the scheduled increase. The Company is responsible for common area maintenance and charges and real estate taxes. Rent Schedule is as follows:

YEAR	Annual Amount	Monthly Amount
4/4/19 - 3/31/21	$35,440	$2,953.33
4/1/21 - 3/31/26	$38,984	$3,248.67
4/1/26 - 3/31/31	$42,528	$3,544.00
4/1/31 - 3/31/36	$46,072	$3,839.33

The future payments due under operating lease as of December 31, 2021 is as follows:

2022	38,984
2023	38,984
2024	38,984
2025	38,984
2026	41,937
Thereafter	407,560
	605,433
Less effects of discounting	(116,485)
Lease liability recognized	$ 488,948

3. INCOME TAXES

Deferred income taxes consisted of the following:

Deferred Tax Asset	$12,200
Deferred Tax Liability	(24,432)
	$(12,232)

3. INCOME TAXES CONTINUED

Income taxes are comprised of the following:

Current:	
Federal	$ 8,055
State	3,500
Total	$11,555
Deferred:	
Federal	$14,221
State	2,522
	$ 16,743
Net	$ 28,298

Difference in statutory rates is due to permanent differences.

The Company is subject to US federal income tax as well as income tax in the state of New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2018 are subject to examination by authorities.

4. RELATED PARTY TRANSACTIONS

The Company has an interest free cash loan of $26,000 with a shareholder.

5. COMMON STOCK

The Company has 1,000 shares of Class A voting stock authorized, issued and outstanding. The Company also has 1,000 shares of Class B nonvoting stock with 990 shares issued and 10 outstanding.

6. NOTE PAYABLE

The Company has a note payable in the amount of $25,000 to one of its independent representatives. The note payable is secured by $25,000 of the required reserve at a security firm.

7. ADVERTISING EXPENSE

Advertising expense for the year ended December 31, 2021 was $16,238.

8. MARKETABLE SECURITIES

The Company's level 1 assets measured at fair value on a recurring basis as of December 31, 2021, respectively, consisted of:

Common Stocks, ETF's and Closed End Funds	$296,440

9. NET CAPITAL REQUIREMENTS

The Company is subject to SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. On December 31, 2021 the Company's net capital amounted to approximately $742,621 which was excess of its required net capital of $50,000. At December 31, 2021 the Company's ratio of aggregate indebtedness to net capital was .49 to 1.

10. RETIREMENT PLAN

The Company established, effective January 1, 2020, a 401(K) safe harbor plan covering all full time employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contributions limits. The safe harbor plan includes the employee's contribution plus a Company matching contribution equal to 100% on the first 3% of the deferral and 50% of the next 2% of deferral. The Company's contribution to the plan totaled $45,708 for the year ended December 31, 2021.

11. LOSS - RECOVERY

In December of last year, the Company became aware that two customers' (Husband & Wife) accounts had been the victim of an elaborate fraud. The criminal has apparently compromised the customer e-mail account and has stolen information that allowed them to deceive the Company into making multiple ACH distributions to a JP Morgan Chase account. There were 6 distributions from 4 different accounts totaling $354,000 made from 8-7-2020 thru 12-2-2020.

At the client's request, the Company agreed to reimburse the client's accounts with the amounts, (totaling $354,000) that were fraudulently distributed.

This year we recovered a total of $268,350 from both JP Morgan Chase ($68,349.86) and three insurance companies where we filed and settled claims.